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                                                              EXHIBIT (a)(1)(ii)

To:      Eligible Infonet Employees
From:    Jose A. Collazo, CEO
Date:    January 7, 2002

Re:  Infonet Stock Option Exchange Program

     I am pleased to announce that Infonet is launching an important employee compensation program for eligible Infonet employees. As you are all aware, the recent market downturn has left our current stock price much lower than the exercise price of many employee stock options.

     In response to this recent stock price decline, we are implementing a voluntary program that allows eligible Infonet employees to exchange certain existing stock options that have an exercise price of $13.00 per share or higher for new options. To participate, you may submit your options for cancellation and new options will be granted to you on a specified date that is at least six months and one day from the date we cancel your options accepted for exchange (the "replacement grant date"). Your new options will have an exercise price equal to the fair market value of our Class B common stock on the replacement grant date.

     This is a significant initiative, requiring a formal tender offer filing with the Securities and Exchange Commission. By making it possible to exchange your higher priced stock options for new options with an exercise price equal to the market value of our Class B common stock on the replacement grant date, we hope to provide you with stock options that could provide greater value in the future.

     Today the Human Resources Department will distribute information that explains the stock option exchange program in greater detail, including its potential benefits and risks and the actions you will need to take if you choose to participate. Please review the material carefully and weigh your decision with equal care. Infonet cannot advise you on what decision to make. Accordingly, no Infonet employee is authorized to make any recommendation on our behalf as to your choices. As a result, you may wish to consult with a professional financial advisor as part of your decision making process.

     For those employees residing outside the United States, I urge you to educate yourselves about the financial and tax consequences of participating in this exchange by consulting with an appropriate advisor. Infonet makes no representations to employees residing outside the United States regarding the financial and tax consequences of their participation in this offer.

     Please take the time to carefully review the information and instructions that you will receive. If you would like to participate in the program, you will need to return the election form that will be provided to you by the expiration of the offer, which is currently scheduled for 5:00 p.m. Pacific Time, Tuesday February 14, 2002.

     If you have any questions about the offer, please contact Susan Murray, Director of Human Resources at (310) 335-2600 or you may send an e-mail to optionexchange@Infonet.com.

                                                 Sincerely,


                                                 Jose A. Collazo


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